Nanometrics Incorporated 1550 Buckeye Drive Milpitas, CA 95035 www.nanometrics.com	Tel: 408.545.6000 Fax: 408.232.5910

December 7, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, DC 20549

Attn:	Ms. Angela J. Crane
Mr. Martin James
Mr. Dennis Hult

Re:	Nanometrics Incorporated
Form 10-K for the fiscal year ended December 30, 2006
Filed March 15, 2007
File No. 0-13470

Ladies and Gentlemen:

On behalf of Nanometrics Incorporated (the “Company”), we submit this letter in response to comments from the Staff in its letter dated November 15, 2007 (the “Comment Letter”). Set forth below are the responses to the Comment Letter provided by the Company. For ease of reference, each comment contained in the Comment Letter appears in bold directly above the Company’s corresponding response.

Form 10-K for the fiscal year ended December 30, 2006

Note 1. Significant Accounting Policies, page 52

Revenue Recognition, page 52

1.	We note that you use the word generally in several instances when describing your revenue accounting policy. Please tell us and revise the note in future filings to include clear descriptions of your accounting policies which set forth the accounting you follow for each type of transaction you undertake, including those transactions you may not encounter frequently.

The Company will, in future filings, eliminate the use of “generally” when describing its revenue accounting policy and set forth the accounting followed for each of its transactions, including those not frequently encountered.

Securities and Exchange Commission

Re: Nanometrics Incorporated

December 7, 2007

Note 2. Acquisitions, page 59

Accent Optical Technologies, Inc. page 61

2.	We note that on July 21, 2006, you completed the acquisition of Accent Optical Technologies, Inc. We assume that the acquired company does not meet the significance criteria set forth under Rules 3-05 (b) and 11-01 (b) of regulation S-X. Please confirm and provide supporting calculations.

The Company respectfully submits that the acquisition of Accent Optical Technologies, Inc. (“AOTI”) did meet the significance criteria set forth under Rules 3-05 (b) and 11-01 (b) of Regulation S-X, the supporting calculations for which are included in Appendix A. Rule 3-05 (b) (iv) states, “if any of the conditions exceeds 50 percent, the full financial statements specified in §§210.3-01 and §§ 210.3-02 shall be furnished.” In connection with the AOTI acquisition, the Company filed a Form S-4 Registration Statement (Registration No. 333-133033) on April 6, 2006, as amended on May 22, 2006, June 12, 2006 and June 19, 2006. The Company advises the Staff supplementally that this registration statement included a full set of audited financial statements of AOTI and required pro forma financial information for the specified time periods.

Form 10-Q for the period ended September 29, 2007

Note 1. consolidated Financial Statements – Reclassification, page 6

3.	We note that you reclassified $4.2 million from inventories to deferred revenue and product margins to conform to the current period presentation. Please tell us more about this reclassification. With respect to the item “deferred profit margins” we assume that you defer both gross revenue and gross costs of sales. Please confirm. Refer to the guidance in SAB 104, which states, “simply deferring recognition of the gross margin on the transaction is not appropriate.”

Beginning in the fiscal quarter ended March 31, 2007 the Company changed its presentation of deferred product revenues by netting the associated product costs, which had previously been included in inventories, and designating the net amount as deferred product margin. The Company believes this presentation to be more consistent with its competition’s balance sheet presentation and general industry practice. The Company supplementally confirms to the Staff that the “deferred profit margins” represents the deferral of both gross revenue and gross cost of revenues.

Securities and Exchange Commission

Re: Nanometrics Incorporated

December 7, 2007

The Company recognizes revenue only after all recognition criteria as prescribed by SAB 104 have been satisfied.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (408-545-6112). Thank you for your assistance.

Sincerely,

/s/ Gary C. Schaefer

Gary C. Schaefer

Chief Financial Officer

Encl:

cc: Aaron Alter, Wilson Sonsini Goodrich & Rosati, P.C.

APPENDIX A

Equity Test

Shares issued to Accent	4,900
Nano stock price	$13.87

Consideration	$67,963
Advances	2,500

Total investment	70,463

Nano assets @ 1-1-05	$136,300

51.7%

Test:	Significant

Asset Test

Total assets of Accent @ 12-31-05	$27,731

Total assets of Nano @ 12-31-05	136,300

Percent	20.3%

Test:	Significant

Income Test

	2005	2004	2003	2002	2001	Avg income
Nano net income (loss)	1,729	4,125	(11,607)	(14,498)	1,742
Exclude loss years	1,729	4,125	—	—	1,742	1,173
						Avg is lower
						than current
Accent net income (loss)	(5,125)	(4,695)	(7,198)			year

	296%

Test:	Significant

Because Accent reflects a loss for year, we will use the absolute value of the AOTI loss. As a result, their loss exceeds 20% of Nano's net income.